VELOCITYHEALTH SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2021

ASSETS

Cash	$	331,907
Accounts receivable		399,250
Due from related party		10
Prepaid expenses		5,050
Right-of-Use Asset		51,464
Property and equipment, net of		
accumulated depreciation of $9,877		-
Total Assets	$	787,681

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions payable	$	497,720
Deferred revenue		20,000
Lease liability		51,464
Due to stockholder		4,155
Total liabilities		573,339

STOCKHOLDER'S EQUITY

Common stock, $.01 par value; 10,000,000 shares	
authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	105,433
Retained earnings	108,899
Total Stockholder's Equity	214,342

Total Liabilities and Stockholder's Equity	$	787,681